Exhibit 99.1

Foresight and Tata Elxsi Sign Collaboration Agreement

The parties will collaborate to accelerate development of solutions for semi-autonomous and autonomous vehicles using Foresight’s stereoscopic technology and Tata Elxsi’s integration solutions for marketing in the Indian automotive industry

Ness Ziona, Israel – October 25, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of multi-phase collaboration agreement with Tata Elxsi Limited (“Tata Elxsi”), a leading global tier-one supplier of design and technology services, providing solutions across various industries, including the automotive, broadcast, communications, healthcare, and transportation industries.

The initial phase will include the development and commercialization of advanced solutions for advanced driver assistance systems (ADAS). These will be integrated into passenger vehicles, heavy machinery and agricultural vehicles manufactured by Tata Motors. Building on the success of the ADAS implementations, the parties will continue to develop and commercialize advanced services for semi and fully autonomous features to be integrated into various applications within the automotive industry.

Tata Elxsi will introduce and promote Foresight’s 3D perception solutions to its diverse customer base, starting with the Indian automotive industry, and subsequently targeting global automotive vehicle manufacturers. Furthermore, during the first half of 2025, Tata Elxsi plans to promote Foresight’s solutions to its existing customers in the heavy machinery and agriculture sectors.

Foresight’s 3D perception solutions are based on stereoscopic technology, using both visible-light and thermal infrared cameras, and proprietary algorithms to detect all objects and create high resolution 3D point clouds.

“We are excited to collaborate with Tata Elxsi to bring our advanced 3D perception technology to the Indian automotive industry. We believe that this collaboration will help us expand our footprint in the emerging Indian market, including in autonomous passenger vehicles, heavy machinery and agricultural equipment, thereby leading to safer and more efficient transportation options across India,” said Oren Bar-On, Chief Executive Officer of Foresight Asia.

About Tata Elxsi

Tata Elxsi is a fully integrated global design and technology consultancy, creating innovative products, services and experiences to build brands and help businesses grow. It has a multi-disciplinary team of over 13,000 design researchers, strategists, product, UX/ UI designers, technologists, and engineers. Tata Elxsi helps clients globally to bring new ideas and award-winning products and services to market. For more information, visit www.tataelxsi.com

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the prospective phrases of the collaboration agreement between Tata Elxsi and Foresight, the potential exposure of Foresight’s technology to certain heavy machinery and agricultural sector manufacturers, and the belief that this collaboration will aid Foresight’s expansion of its footprint in the Indian market, thereby potentially leading to safer and more efficient transportation options across India. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654